Trading Symbol TSX-VE: GGC

Genco Intercepts 28.5 Meters Grading 1.65 g/t Gold and 101 g/t Silver at La Guitarra

September 14, 2006 - Genco Resources Ltd. is pleased to announce that drilling has intersected significant disseminated silver and gold mineralization at its La Guitarra mine in the Temescaltepec Mining District, Mexico State, Mexico.  Hole SA-1on the Santa Ana vein at Mina de Agua returned 13.6 meters grading 118 grams per tonne (“g/t”) silver and 0.08 g/t gold.  Hole C-11 on the La Guitarra vein in the Creston area returned 28.5 meters grading 101 g/t silver and1.64 g/t gold.  The following tabulates the results of recent drilling on the Santa Ana Vein and Creston area of the La Guitarra vein.

Santa Ana Vein
Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	eAg (g/t)
SA-1	41.8	55.4	13.6	0.08	118	122
includes	53.1	55.4	2.3	0.31	442	459
SA-2*	49.8	54.5	4.7	0.08	286	290
includes	53.0	54.0	1.0	0.12	701	708
and	67.9	75.0	7.1	0.39	322	346
includes	68.8	69.8	1.1	1.40	907	991
SA-3	104.5	106.8	2.3	0.32	499	517
SA-4	46.9	64.9	17.95	1.54	138	223
includes	53.9	55.9	2.00	0.21	317	329
	62.9	64.9	1.95	13.30	47	779
SA-5	57.5	63.1	5.55	0.17	170	180
includes	57.5	59.0	1.50	0.41	364	386
and	73.45	77.1	3.6	0.08	102	107
La Guitarra Vein - Creston Target
C-1	0.00	17.50	17.50	1.12	55	117
C-2	0.00	23.15	23.15	2.03	113	225
C-3	Abandoned at 6.5 meters
C-4	0.00	17.40	17.40	0.16	43	51
C-5	5.50	18.50	13.00	0.28	75	90
C-6	9.00	20.15	11.15	0.52	81	109
C-7	25.90	51.60	25.70	0.49	72	99
C-8	7.10	20.30	13.20	0.32	46	64
C-9	10.10	22.85	12.75	0.16	22	31
C-10	30.50	49.20	18.70	0.21	37	49
C-11	0.00	28.50	28.50	1.64	101	191
C-12	0.00	27.70	27.70	0.51	72	100
C-13	0.00	6.20	6.20	4.87	184	451
and	14.35	49.10	34.75	0.23	60	73
C-14	0.00	25.35	25.35	1.04	53	111
C-15*	18.25	26.00	7.75	0.46	35	60
C-16*	29.00	34.50	5.50	0.83	140	186
*C-15 Abandoned at 26 meters, C-16 abandoned at 34.5 meters

All intervals except SA-2 assayed by ALS Chemex, Vancouver Lab using standard fire assaying and ICP procedures.  SA-2 assayed by La Guitarra's mine lab using standard fire assay procedures.   ALS Chemex check assays for SA-2 are pending

Note: ‘eAG’ is silver equivalent. A 55:1 Silver to Gold Ratio representing $10/oz silver and $550/oz gold was used to calculate eAg.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

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Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresorces.com

GGC (TSX Venture Exchange)

Mina de Agua Area Work Plan

Genco continues step out drilling on the Santa Ana vein.  Drilling is also planned for the San Bernabe vein and the Cascarus vein in the near future.  Genco plans to post a map on its website showing the location of these veins and drill holes.

Based on favourable topography and drill results to date, environmental and blasting permits have been secured to initiate underground exploration and mine development on the Santa Ana vein.  Road and surface infrastructure construction have already begun.

La Guitarra-Creston Work Plan

The Creston area of the La Guitarra vein is approximately 300 meters from the La Guitarra mill.  The La Guitarra-Creston bulk tonnage target is over 1600 meters in strike length extending from the current open cut to the historic Los Angeles mine. Gold and silver recoveries on ore taken from the Creston surface cut are similar to recoveries obtained from other oxide ores mined at La Guitarra.

In light of the promising Creston drill results old drill data are being re-evaluated.  In the past only those portions of the drill core containing visually obvious high grade mineralization were submitted for analysis.  Old core will be re-logged and new samples taken to determine the extent and grade tenor of the disseminated mineralization in the La Guitarra vein.  Data from historic workings is also being reviewed to determine the extent of disseminated mineralization surrounding historic stopes which contain moderate to low grade backfill.

A drill program at El Creston, utilizing both large contracted core rigs and recently purchased compressed air driven core rigs, is underway.  A trenching program has begun in order to aid with the placement of drill holes.  As with the Mina de Agua area, Genco plans to post maps and sections on its website showing the location and progress of its work at La Guitarra-Creston.

A metallurgical test program is being undertaken to determine the most cost effective way to treat both the disseminated bulk tonnage material and typical mine ores.  Bottle roll tests from run of mill samples and a composite of the Creston core samples are being done to test the amenability of cyanide milling.  Six (6) column tests are being conducted to determine if Heap Leach extraction techniques are suitable.

Genco’s President Greg Liller states “I am very pleased that our exploration program is already having a positive effect on the mining operations.  The Creston area can be mined at a very low cost compared to the current underground mining costs.  This mineralization, combined with mineralization from the Santa Ana vein, will help us fulfill our near term objective of feeding the mill at its 340 tonne per day capacity.”

The disseminated mineralization intersected at both Santa Ana and La Guitarra adds another dimension to the already large economic potential of the Temescaltepec mining district.”

The qualified person responsible for all technical data reported in this news release is James McDonald, B.Sc. (Geology) and PGeo., a director of Genco.

Quality Control & Assurance

Genco has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices.The drill core is sawn in half with one half being prepped in the mine site lab which is then shipped to the Chemex Laboratories in Hermosillo, Mexico for preparation of pulps which are shipped to Vancouver, B.C. Canada for analysis by ICP with an AA finish for gold and silver. Over limit samples (>10 gpt gold and >100 gpt silver) are re analyzed using a gravimetric fire assay for gold and either a fire assay with gravimetric finish or an acid digestion with an AA finish fro silver.  The other half of the core is retained for future assay verification.  Other QA/QC measures include the insertion of blanks, duplicates and reference materials.  The laboratory re-assays about 3% of all samples as a check and additional checks may be run on anomalous values

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, and other related matters. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The exploration program is at an early stage and all estimates and projections are based on limited, and possibly incomplete, data. More work is required before the mineralization and the economic aspects can be confidently modelled. Actual results may differ materially from those currently anticipated in this presentation. No representation or prediction is intended as to the results of future work, nor can there be any promise that the estimates and projections herein will be sustained in future work or that the Project will otherwise prove to be economic. Genco does not undertake to update any forward-looking statement to conform the statements to actual results or changes in our expectations.